Exhibit 99.1

Tencent Music Entertainment Group to Report Third Quarter 2020

Financial Results on November 10, 2020 Eastern Time

SHENZHEN, China, Oct. 13, 2020 /PRNewswire/ -- Tencent Music Entertainment Group ("Tencent Music", "TME", or the "Company") (NYSE: TME), the leading online music entertainment platform in China, today announced that it will report its unaudited financial results for the third quarter of 2020 after the U.S. market closes on Tuesday, November 10, 2020.

Tencent Music's management will hold a conference call on Tuesday, November 10, 2020, at 8:00 P.M. Eastern Time or 9:00 A.M. Beijing Time on Wednesday, November 11, 2020, to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Access Code:	7792938

The replay will be accessible through November 17, 2020, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10149052

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.tencentmusic.com/.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music.

For more information, please visit ir.tencentmusic.com.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com
+86 (755) 8601-3388 ext.883606

SOURCE Tencent Music Entertainment Group